A PARADISE ACQUISITION CORP.

The Sun’s Group Center

29th Floor, 200 Gloucester Road

Wan Chai,

Hong Kong

July 28, 2025

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction 100 F Street, N.E. Washington, DC 20549

Attention:	Eric McPhee
Kristina Marrone
Benjamin Holt
Jeffrey Gabor

Re:	A Paradise Acquisition Corp.
Registration Statement on Form S-1
File No. 333-287505

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), A Paradise Acquisition Corp. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act at 4:00 p.m. (New York City time) on July 29, 2025 or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission. In this regard, the Company is aware of its obligations under the Securities Act.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morrison & Foerster LLP, by calling John Owen at (212) 468-8036 and Xiaoxi Lin at +852 2585 0878. The Company hereby authorizes Mr. Owen and Mr. Lin to orally modify or withdraw this request for acceleration.

Very truly yours,

A Paradise Acquisition Corp.

By:	/s/ Claudius Tsang
Name:	Claudius Tsang
Its:	Chief Executive Officer